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Filed by Tut Systems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Cosine Communications, Inc.
Commission File No.: 000-30715

TUT SYSTEMS
TELECONFERENCE SCRIPT
Moderator: Randall Gausman
January 10, 2005
7:30 am CT

Operator:	Good morning. My name is (Kelly), and I will be your conference facilitator today.
At this time I would like to welcome everyone to the Cosine acquisition and Q4 preliminary revenue conference call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star then the Number 1 on your telephone keypad. If you would like to withdraw your question, press star then the Number 2 on your telephone keypad.
Thank you. Your speakers for today are Mr. Gausman and Mr. D'Auria. Mr. Gausman, you may begin your conference.
Randall Gausman:
Good morning. Thank you for joining us on our conference call to update you on our Cosine acquisition and our preliminary quarter revenue for the fourth quarter and full year of 2004. I am Randy Gausman, Chief Financial Officer of the Company.

Before I turn the call over to Sal, our Chairman, President, and CEO, I would like to remind you that today's conversation will contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Specifically without limitations statements relating to the expected completion and financial impact of the merger with Cosine communications, expected acceleration of the Teleco TV revolution, and our future position and potential success in this market, our plans to accelerate our market leadership position, and future growth in MPEG-4 sales and opportunities.

Our estimate of our revenue for the fourth quarter and year ended December 31, 2004 is preliminary and subject to adjustment. Forward-looking statements are based on management's current expectations and beliefs and are subject to risk and uncertainties. As a result, actual results may differ materially from forward-looking statements contained herein.

Risks that relate to these forward-looking statements include the risk inherent in new and developing technologies and markets, the risk that competitors will introduce rival technologies and products, the risk that the Cosine transaction will not occur, and the risk that the expected financial benefits of the Cosine transaction will not be achieved as a result of unforeseen costs or events.

Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise.
Now I will turn the call over to Sal for his opening remarks.
Salvatore D'Auria:	Well thank you, Randy, and welcome to our early morning Monday conference call.
As you've probably seen from our press release, there are some very exciting and very positive things happening at Tut. These are very exciting times to be in the Teleco TV market.
In the last few months we have seen many changes in our marketplace. There are two fundamental changes that we believe were important for Tut to proactively react to.

First, we believe that our market opportunities have grown and grown larger than we have previously thought. Second, the decision and deployment cycle for some of these opportunities may be happening sooner than earlier estimates. We now believe that there'll be decisions made by some of the largest carriers in the next six months that will shape the Teleco TV market for a number of years to come.
These dynamics have driven us to take some bold actions to better position Tut for market leadership. We believe we owe it to our shareholders to pursue these opportunities.

This transaction with Cosine provides additional financial resources to take advantage of these opportunities and for appropriately accelerating our plans for industry leadership. In our call this morning we'll focus on the details of the Cosine transaction and also give you some insight into the progress that we made in Q4.
And now I'll turn it over to Randy to talk about the Cosine transaction.
Randall Gausman:
As many of you know, last Friday, January 7th, we announced that we signed a definitive merger agreement to acquire all of the outstanding shares of common stock of Cosine Communications, Inc. in a stock for stock transaction valued at approximately $24.1 million or $4.02 per Tut Systems common share and $2.35 per Cosine common share. The value of this transaction represents a 14% discount to Cosine's closing price on Friday, January 7th.

At closing we expect to issue approximately 6 million registered shares of Tut Systems common stock in exchange for approximately 10.3 million shares of Cosine common stock. Approximately 25.2 million shares of Tut Systems common stock are currently outstanding.

This transaction is expected to result in a net cash contribution to Tut Systems of approximately $22.75 million and is expected to close by March 31, 2005. The merger is conditioned upon approval of the merger by the holders of the majority of the shares of Cosine common stock and approval of the issuance of additional shares of common stock by the holders of a majority of the shares of Tut Systems common stock as well as other customary closing conditions.

All the directors and certain officers of Tut Systems have signed agreements with Cosine to vote their shares in favor of the transaction. These directors and officers of Tut Systems hold in aggregate shares and options to purchase shares of Tut Systems common stock representing beneficial ownership of less than 8% of the outstanding common stock of Tut Systems.

All the directors and officers of Cosine and Crescendo Ventures, a significant stockholder of Cosine, have signed agreements with Tut Systems to vote their shares in favor of the transaction. Crescendo Ventures holds approximately 8.7% of the outstanding stock of Cosine. And the directors and officers of Cosine hold in the aggregate shares and options to purchase shares of Cosine common stock representing beneficial ownership of less than 3% of the outstanding shares of Cosine common stock.

We are acquiring Cosine primarily to provide additional financial resources. We will honor Cosine's existing customers' support agreements through a third-party outsourcing firm. We do not expect to offer its products for sale to new customers. However, we do plan to visit Cosine's top customers in the near future to discuss other potential future business opportunities. We will incorporate Cosine's intellectual property into our growing IP portfolio.

We'd like to congratulate Cosine's management. They have done an excellent job of winding down their business. We will not be acquiring any facility leases, significant liabilities, or employees with this transaction. Cosine has end of lifed their products and made arrangements with a third-party outsourcing company to provide continuing customer support.

It is our assessment that this transaction represents an effective and economically efficient vehicle to raise additional capital for Tut Systems and provides Cosine's current stockholders an opportunity to share in the long-term success of Tut Systems.
Now I'd like to turn the call back over to Sal for his further comments.
Salvatore D'Auria:	Well thanks, Randy. I'd like to start with some comments on Q4 '04.
Revenue for Q4 '04 will be 7 million, in line with our previous guidance. Revenue for the year 2004 will be 25 million.

Our MPEG-4 opportunity grew in the quarter, but MPEG-4 set top boxes did not become available, as expected in the quarter. While we have passed multiple milestones for our first multimillion dollar MPEG-4 contract, we recognized no revenue from MPEG-4 in the quarter. But our North American MPEG-2 customer base and international MPEG-2 customer base were both stronger than expected and we saw an increased number of major headends and remote headend wins in the quarter over last quarter.

We are very, very excited that we had our first sale of Astria equipment to a top tier North American carrier for further field trial and an anticipated upcoming Teleco TV field trial. We are very pleased with the customer activity this quarter. And as we look forward, we see our business growing and over the course of '05 accelerating.

We believe that we have three distinct business growth vectors moving forward. First, our traditional business with the independent telephone companies —we believe that that is a business where we still have 90% of the market to penetrate.

Second, the existing customer upgrade cycle — with our now over 100 Tut powered service providers, they will represent a meaningful part of our business going forward especially with upgrades to MPEG-4 and other upgrades.

Third, larger tier telecos — they are very serious about entering the Teleco TV business and seem to be accelerating their plans. We have been surprised by the scope of the activities that we are seeing over the last quarter.

We are optimistic that we can begin to add meaningful large customer business before the end of '05. And we are feeling very good that our experience with the video architecture that is a distributed multi-edge architecture will become a very key advantage for us. Also we believe that our experience with video stream manipulation beyond just encoding will become a major advantage for Tut.

We believe that all three of these growth vectors will grow in '05 to provide a strong business profile throughout the year. Our product line, leading edge technology, and real world video deployment leadership uniquely positions us to be a major player in this market. This transaction with Cosine provides additional financial resources for accelerating our plans for industry leadership.

I'd like to say welcome to our soon to be new shareholders from Cosine. We look forward to providing you with a good growth in return for your investment. You are investing in one of the most interesting segments of the telecom market today.

I wanted to mention that on January 13th we'll be presenting at the Needham Growth Conference in New York City. This presentation will be Webcast. It's a good time for investors to get a big picture view of the company and to get more details on some of our opportunities.

Also I wanted to mention that on approximately January 26th we'll be having our detailed quarterly update call. At that time we will review the full results of the quarter and give you some perspective on our future business profile.

Again thank you for your time this early Monday morning. We'd now like to open it up for questions.
Operator:
At this time I would like to remind everyone, if you would like to ask a question, please press star then the Number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.
Your first question comes from (Chet White).
(Chet White):	Morning.
Salvatore D'Auria:	Good morning, (Chet).
Randall Gausman:	Good morning, (Chet).
(Chet White):
Guys, I'm wondering if you could just describe to me the MPEG-4 timing because it looks like some of the early stage boxes are coming out on the set tops at least enough to get some people going. And I'm wondering if we have to have think of it in terms of do we need to get off these software based set tops and get the later stage versions out or, you know, what do you see as far as possibilities to get this piece of the business rolling?
Salvatore D'Auria:
Well actually we think that in a lot of ways it is rolling very nicely. We are seeing, you know, good progress on the side of the chipset vendors and the set top box vendors. We're lined up with the various vendors to get some of the first off of the production lines be that be valuation or full production.

And actually we're seeing I think some good news relative to the functionality and price points of those. Certainly they've frustrated us to date in the timing, but I think that we'll see our first MPEG-4 revenue in Q1. And I know that, you know, we're seeing some of the first production units on some of the MPEG-4 set top boxes even before the end of January.
(Chet White):	Oh okay.
Salvatore D'Auria:
So we think things are moving along. And we actually, again, are very excited about what we see as the roadmap over the course of '05. The products look like they'll be more functional and at better price points than we originally thought, which we think will be good for the business.
(Chet White):	Very good. Then the tier one North American sale — which, by the way, congratulations; that's a nice milestone.
Salvatore D'Auria:	Thank you very much.
(Chet White):
Is there some perspective — obviously you don't want to suggest, you know, which exact company it is. But could you give us some perspective on the type of application that they're drawing you in and where they see the valuation proposition of the Astria as one that's a step above? Is this for kind of a master headend situation, or is it maybe for some of the local content insertion?

Salvatore D'Auria:
Yes, I'm glad you mentioned that. Yes, certainly we're not going to mention the name specifically. But as you might imagine, this is about a major carrier that is making a major commitment to deploying video across their network. And in doing that there are a lot of functions that they need. We believe that they like the fact that Tut does more than just encode in the headend. We think, as you know, (Chet), we do things like the dual turnaround and other things in our headend that help shape and manage the traffic for that network, and that's going to be the key differentiator that sets us apart in the world of headends.

One other thing I will mention, as you touched upon on, the distributed nature of the types of video networks that we anticipate seeing and have been widely rumored out there also positions us very nicely in that we have been selling a system that is master headend and remote headend for some time and having both of those in a network also differentiates us from others in that — again, in that product and experience set.
(Chet White):	I see. So was this particular application kind of a master or a remote?
Salvatore D'Auria:	Actually, it may be both of those. But again, I think that the key differentiator here was the number of additional things that this platform could do beyond just in code.
(Chet White):	I see. Did you and do you expect to be going in on others like this with a partner or have you gone…?
Salvatore D'Auria:
Yes. We have taken a very pragmatic view of things. We, as you might imagine, that there are, you know, rumored to be lots of sort of RFP-type activity on the street and we like the approach where we can bid on a significant piece of business in multiple ways with multiple partners; that's our strategy and we believe that we are executing on that strategy very nicely and did over the last quarter.
(Chet White):	I see and one last quick one about just of Tier Ones, what type of activity are you seeing internationally because it seems that there's an equally as robust opportunity abroad?
Salvatore D'Auria:
Yes, I think there is. I think there is a robust activity at that — around the world. We think Asia is a — is going to be a great spot and we saw increased activity in Asia for us this quarter. And so, no, I don't want to underestimate the activities around the world. I do want to point out that the activity in North America I think has taken a number of people by surprise at some of the serious initiatives that have come up there in a very short period of time.
(Chet White):	All right. Well, thank you and congratulations on both the quarter and the good acquisition.
Salvatore D'Auria:	Well, thanks (Chet).
Operator:	Your next question comes from (William Morrison).
(William Morrison):	Hi, Sal and Randy.
Randall Gausman:	Hi, there.
Salvatore D'Auria:	Hi, (Bill). How are you doing?
(William Morrison):	Good. Congratulations on the transaction.
Salvatore D'Auria:	Well, thanks.

Randall Gausman:	Thank you.
(William Morrison):	A couple of questions; could you give us an update on the MSP, the CP, and some more color on the, you know, your pipeline in North America with the larger Tier One carriers? Thank you.
Salvatore D'Auria:	Yes. So I think you meant the SC?
(William Morrison):	Right.
Salvatore D'Auria:
Yes. And so, yes, you've touched upon a number of our products — the MSP, which is our key platform for the MPEG-4 and other things, is moving along. One of the things that we've been able to do which I think will turn out to be a good benefit for us is that while we've been, in a sense, waiting for set-top boxes, we have been waiting on the development of our code.

We continue to develop the MPEG-4; you know, (put this) into our products and, in fact, have built in some additional functionality even in our first version as we've been sort of waiting for the set-top box side.

On the Astria SC side, stay tuned; you'll hear some more news on that over the next couple of months. We believe that that will, again, form a very key strategic advantage for us because we believe that video networks, again, need a lot of street processing functionality and we believe that the SC platform will differentiate us in that regard in a big way. So stay tuned over the next couple of months.
I'm sorry, I forgot the last part of your question, (Bill).
(William Morrison):
I would just like a bigger view of the pipeline with Tier One carriers in North America. How do you see that accelerating? Is it more than the one that you've already sold to or — and what is your confidence level of it to actually deploy that in a reasonable timeframe?
Salvatore D'Auria:
Yes. I think that the key thing that we saw in Q4 is, quite frankly, in some ways, we were surprised that the, what I would call, a serious nature and serious initiatives that are taken on by some of the North American carriers more than we thought and they have definitely thought through what they want to do and how they want to do it. And again, we think that that plays in well with us.

You know, we're always cautious about larger carriers and, you know, and it's always difficult to tell exactly when things are going to happen and that how big they'll be. But our sense is that they are bigger than we thought and will happen sooner than we thought which means that they will, we believe, contribute revenue in '05 as opposed to maybe what we thought was something like "06.
(William Morrison):
Okay. And going back to the Service Controller, is that playing into the Tier One's plans? Have they seen it, they know about it? Or is it mainly the digital turnaround and other functions of your content process that have them excited?
Salvatore D'Auria:
Yes. I'd say that most — I'd say many of them have seen it but there are still some that we have not fully disclosed some of those things to. We think that it will make a difference and that's why we're saying just watch closely over the next couple of months as we may have some interesting product announcements relative to the SC.

(William Morrison):	Okay. One last question; on your MPEG-4 business, you mentioned one customer, are there more than one that you haven't recognized revenue for or just one?
Salvatore D'Auria:
We have one multi-million dollar contract and a number of others that are I would say waiting in the wings; obviously, you know, waiting for things like set-top boxes in particular but we believe that we have a very strong funnel growing for MPEG-4.

And I think (Bill) you were at the Telco TV show; you saw some of our demonstrations of MPEG-4 and I think that you, like others, probably noticed they looked pretty good and we got a robust product there. So the funnel is growing.
(William Morrison):	Okay. Great. Thanks a lot, guys.
Salvatore D'Auria:	Okay, thanks (Bill).
(William Morrison):	Okay.
Operator:	Your next question comes from (Jeff Meyers).
(Jeff Meyers):
Great. Thanks a lot. Just a few questions; on the Tier One side in the U.S., you know, maybe you could, you know, potentially size, you know, how big those deals could be, you know, per carrier? Is it, you know, $5 million, $50 million, bigger?
Salvatore D'Auria:
Yes. What's interesting about that (Jeff) is that early in Q4, we were out talking to people like yourself and got that question. And what we said then was that we believe that a business with a single large first-tier carrier, for our kind of product, would be an opportunity in the $20 to $40 million kind of range.

And I say that since then, as we have analyzed this further and as we learn more about the opportunities, we think that the opportunities is bigger than that. Is it twice as big? In some cases, it may be. I think it just depends on the various things. But that's exactly the type of change that I'm referring to. Again, where we thought it was $20 to $40 or $20 to $50 million, maybe it's, you know, larger than that and like I said, maybe in some cases, it's twice that.
(Jeff Meyers):
Gotcha. Okay. And the deal where you're, you know, you're in selling to Tier One, is that — have you been short-listed there and there are other people selling there as well or is that something you've actually won, you're the only vendor in that account?
Salvatore D'Auria:
Yes. It's too early to tell. You know, we're pleased with the progress we've made in the lab. Again, it's always difficult to speculate what, you know, is going on in there. But we believe from a technological standpoint, we have a strong position and a unique offering.
(Jeff Meyers):	Gotcha. And then the last question, who, you know, the competitive environment versus let's say six months ago, is it the same players? And, you know, who do you guys see the most often?
Salvatore D'Auria:	Yes. I don't think there's been much change in the — on the competitive environment. It's, I'd say, you know, the usual suspects again and, again, the biggest dynamic has been on the customer side.
(Jeff Meyers):	All right. Gotcha. Great. Thank you very much.

Salvatore D'Auria:	Thank you, (Jeff).
Operator:	Your next question comes from (Karen Bagigi).
(Karen Bagigi):	I'm wondering if you could just give me the share exchange ratio on a per share basis please?
Salvatore D'Auria:	Randy, can you grab that for me?
Randall Gausman:	Sure. Each Cosine shareholder received .6 shares for each share of Cosine stock that they own.
(Karen Bagigi):	Oh, okay. So it's fixed at .6 then?
Randall Gausman:	Yes.
(Karen Bagigi):	Okay. Thank you very much.
Randall Gausman:	All right.
Salvatore D'Auria:	Thank you.
Operator:	Your next question comes from (Tim Tomasix).
(Tim Tomasix):
Thank you very much. Can you just go into a little more detail on kind of the status of the Alcatel relationship and whether that relationship is part of some of the accelerating opportunity that you're seeing right now?
Salvatore D'Auria:
That's a good question, (Tim). As you know, we have a relationship with Alcatel on the middleware side where we are an OEM of the — what becomes a — called the iView middleware on our side that they — a relationship that we like. It gives us another option to our customer base for middleware. They can like buy from us or buy it from other people that we interoperate with.

You know, Alcatel is a big company and we like working with them on the middleware and we like to think that that will help us, you know, on just middleware, particularly with, you know, relationships with larger carriers which obviously they have a pretty good relationship.
(Tim Tomasix):
Okay. And in terms of some of the Tier One opportunities and kind of the acceleration that you've seen in the market, this acceleration is this since the Telco TV conference? I mean is this something that surprised you say in the month of December?
Salvatore D'Auria:
Yes. I think that, you know, we — I think it's fair to say that we saw — we've been sort of pleasantly surprised and it's been, you know, in a consistent way, you know, before Telco TV, during Telco TV, and after Telco TV. It's, you know, more — we believe that there are more large carriers communicating their plans and their plans are, I think, more robust than some had originally thought.

They don't all have one day where they're saying, oh, we're jumping in this space, they do it over time but there have been enough, you know, comments made or plans we've known over time and reported on by a number of people, not just our comments, that get us interested, if not excited.

(Tim Tomasix):
And then just a final question, and thanks for taking the questions, but in terms of — now that you've got, you know, a better cash cushion, does this change your investment profile going forward? Are there some investment programs that you can now accelerate that you were kind of holding off on? And can we expect, you know, is this the last inflow of cash you're going to need for — in your term?
Salvatore D'Auria:
Yes. We're very happy to have the cash inflow and we think it will help us in a variety of different ways. Yes, we look to accelerate some programs. And really, we think that there is a big opportunity in this space and we'll look for, you know, other ways — other strategic ways of accelerating our, you know, our position in the marketplace. We just — we find ourselves in a unique position in a market and we really think we should take advantage of it.
(Tim Tomasix):	All right. Thank you very much for taking my questions.
Salvatore D'Auria:	Thank you.
Operator:	Once again, if you would like to ask a question, please press star, 1, now. You have a follow-up question from (William Morrison).
(William Morrison):	Yes, just one more. I was wondering, is there going to be any fall on revenue from Cosines existing service contracts?
Salvatore D'Auria:	Yes. I would say that there's a minimal — very minimal amount of revenue that, you know, would not, you know, impact our revenue in any way.

I will point out, as we've noted, that we will take care of the customers. There are a dozen or so key customers. And we will look to leverage the relationship with those customers for potential other business but again we will honor those. Revenue will be minimal. And we actually look forward to visiting with some of them in the near future.
(William Morrison):	Okay. Good and also you said you might accelerate some investments. Would they — would this acceleration be in line with revenues or with cash infusion?
Salvatore D'Auria:	I'm not sure I understand exactly what you mean in line?
(William Morrison):	I mean are we going to ramp expenses faster than revenues or are they going to kind of stay in the (unintelligible) as you…?
Salvatore D'Auria:
Well, Yes, we'll talk about the, you know, at the end of the month we'll talk about our — a little more about our plans going forward. We're, you know, we're being very cautious about, you know, about, you know, ramping things before the time but at the same time we want to be sure that we don't miss some opportunities.

So we think it'll be — there'll be some selective investments that we make in our, you know, in our — particularly in our development area as we, you know, we evaluate how we can, you know, cost effectively pull in some, some new products that will pull in some new revenue hopefully shortly to follow after that.
(William Morrison):	Okay. Great. Thanks a lot guys.
Salvatore D'Auria:	Okay. Thanks (Bill).
Operator:	Your next question comes from (Chet White).

(Chet White):	Hi guys. I just had a quick follow on to the Cosine acquisition.
What's the headcount? And what type of leases do they have? And what do you expect the wind down cost will be of that operation against the cash of 23 million?
Salvatore D'Auria:
Yes. So I'll touch on a couple of those things. Basically at the time of close there will be no employees. There are a couple of employees today, the CEO, the CFO, and actually some — a few support people.

There is a relationship with a third party that's been doing support for many, many months and actually has also done some development with the company. And that's got actually more than a couple dozen support people there. But it's a very tight and very cost effective contract that balances with any revenue that's there. So think of it as the team at Cosine has done an unbelievable job of — and very responsible job of buttoning up the business and liabilities associated with it.
(Chet White):	I see. So you expect to keep most — the majority of that money?
Salvatore D'Auria:	Well, it is all in a third party outsourced organization under contract.
(Chet White):	Okay. And then is there any value that you can derive out of the IP services platform that they used to — or that they built and as it relates to the (FC)?
Salvatore D'Auria:
Yes. It's — we think, by the way, that their product was a great product. I mean, it just — it was a very well engineered, very strong product. We obviously did not — that was not the primary reason for doing the deal. We are now evaluating some of that and as we talk to their customers to see if there are some specific areas that can help us with things like the (FC).
I'm hopeful that we'll find some things there. And that I think will be — it can only be good news for our product portfolio.
(Chet White):	Okay. Thank you very much.
Operator:	At this time there are no further questions.
Randall Gausman:	May want to give people just one more moment just in case there are any last minute questions.
Are there any last minute questions?
Operator:	Not at this time.
Randall Gausman:
Okay. Well if that's the case, we will wrap this call up for today. As we mentioned, I will be speaking at the Needham conference later this week. And we will have our detailed quarterly call on the — on or about the 26th of this month.
Thank you for dialing in. And we look forward to the good things ahead.
Thank you very much.
Operator:	This concludes today's conference call. You may now disconnect.

END

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TUT SYSTEMS TELECONFERENCE SCRIPT Moderator: Randall Gausman January 10, 2005 7:30 am CT